Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Rayonier Advanced Materials Inc. for the registration of common stock, preferred stock, debt securities, warrants, right and units and to the incorporation by reference therein of our reports dated February 26, 2016, with respect to the consolidated financial statements and schedule of Rayonier Advanced Materials Inc., and the effectiveness of internal control over financial reporting of Rayonier Advanced Materials Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Certified Public Accountants

Jacksonville, Florida
February 26, 2016